SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Sybase, Inc.

(Name of Subject Company (Issuer))

Sheffield Acquisition Corp.

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

871130100

(CUSIP Number of Class of Securities)

Michael Junge

General Counsel

SAP AG

Dietmar-Hopp-Allee 16

D-69190 Walldorf

Federal Republic of Germany

+49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonn R. Beeson, Esq.

Kevin B. Espinola, Esq.

Daniel R. Mitz, Esq.

Jones Day

3161 Michelson Drive

Irvine, CA 92612

Telephone: (949) 851-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,089,473,455	$434,179.46

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $65.00, the per share tender offer price, by 93,684,207 shares of common stock of Sybase, Inc., which includes (a) 87,161,835 shares of common stock issued and outstanding (including restricted stock, but excluding treasury shares) and (b) 6,522,372 shares of common stock subject to outstanding stock options and stock appreciation rights with an exercise price less than $65.00.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $434,179.46	Filing Party: SAP AG
Form or Registration No.: Schedule TO-T	Date Filed: May 26, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 26, 2010 (as amended or supplemented, the “Schedule TO”) by Sheffield Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Sybase Common Stock”), including the associated rights to purchase shares of Series A Participating Preferred Stock issued pursuant to the Preferred Stock Rights Agreement, dated as of July 31, 2002, as amended, by and between Sybase, Inc., a Delaware corporation (“Sybase”), and American Stock Transfer and Trust Company (together with the Sybase Common Stock, the “Shares”), of Sybase, at a price of $65.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 26, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) Section 11(i) – “Recent Developments Relating to Sybase” of the Offer to Purchase is hereby amended and supplemented by adding the following as new paragraphs to the end thereof:

“On June 11, 2010, a putative shareholder class action suit styled as Donald Carlson v. Sybase, Inc., et al., Case No. 5557-CC, was filed in the Court of Chancery for the State of Delaware naming Sybase’s directors, Sybase, SAP America and Purchaser as defendants. The complaint generally alleges that the individual defendants breached their fiduciary duties by structuring the tender offer in a coercive manner and failing to disclose all material facts to shareholders and that SAP America and Purchaser aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief, including enjoining the Offer, a declaratory judgment as to the application of 8 Del. C. § 262(h), unspecified damages, and payment of plaintiff’s attorney’s costs and fees. On June 11, 2010, plaintiff also filed motions for expedited proceedings and for a preliminary injunction.

SAP America, Purchaser, and the other defendants have not yet responded to the complaints. We intend to defend the claims raised in these lawsuits.”

(2) The fifth paragraph of Section 15 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is hereby amended and restated as follows:

“U.S. Antitrust Compliance. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements. SAP AG filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division and the FTC on June 1, 2010. The required waiting period with respect to the Offer expired at 11:59 p.m., New York City time, on June 16, 2010.”

(3) The eighth paragraph of Section 15 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is hereby amended and restated as follows:

“Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days,

2

which may be extended by 10 working days if the parties offer remedial undertakings during the initial 20 working days of the Phase I period. If the EC has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days. SAP AG provided notice of the transaction to the EC on June 16, 2010, which makes July 22, 2010 the date on which the initial 25 working day review period expires, unless the review period is terminated prior to such expiration by the EC.”

(4) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following as a new paragraph under Item 11(a)(2) and 11(a)(3):

“Because the initial (Phase I) review period under the EC Merger Regulation is not expected to expire prior to July 1, 2010 (the initial expiration date of the Offer), unless the review period is terminated prior to such expiration by the EC, the Purchaser expects to extend the Offer for at least one period of ten business days, and may be required to extend the Offer for additional periods, in accordance with the Merger Agreement.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(D)	Press release issued by SAP AG on June 17, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2010

SHEFFIELD ACQUISITION CORP.

By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker
Title: President

SAP AMERICA, INC.

By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker
Title: Corporate Secretary

SAP AG

By:	/s/ Dr. Werner Brandt
Name: Dr. Werner Brandt
Title: CFO

By:	/s/ Michael Junge
Name: Michael Junge
Title: General Counsel

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated May 26, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by SAP AG and Sybase on May 12, 2010, incorporated herein by reference to the Schedule TO-C filed by SAP AG, SAP America and the Purchaser on May 13, 2010.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on May 26, 2010.

(a)(5)(C)*	Press release issued by SAP AG on May 26, 2010.

(a)(5)(D)	Press release issued by SAP AG on June 17, 2010.

(b)(1)*	Credit Facility Agreement, dated May 21, 2010, among SAP AG, as borrower, Barclays Capital and Deutsche Bank AG, as mandated lead arrangers, the financial institutions listed in Schedule 1 as lenders, as original lenders, and Deutsche Bank Luxembourg S.A., as agent.

(d)(1)*	Agreement and Plan of Merger, dated as of May 12, 2010, by and among SAP America, the Purchaser and Sybase, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sybase on May 13, 2010.

(d)(2)*	Mutual Non-Disclosure Agreement, dated as of April 19, 2010, and effective as of April 2, 2010, between SAP AG and Sybase.

(d)(3)*	Exclusivity Agreement, dated as of April 30, 2010, between SAP AG and Sybase.

(g)	Not applicable.

(h)	Not applicable.

*	Filed Previously